CALCULATION OF REGISTRATION FEE

Title	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,139,020.00	$364.75

Term Sheet ARN-27 (To the Prospectus dated March 23, 2012, the Prospectus Supplement dated March 23, 2012, and the Product Supplement EQUITY INDICES ARN-2 dated February 27, 2014)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-180300-03
313,902 Units $10 principal amount per unit CUSIP No. 22539W855	Pricing Date Settlement Date Maturity Date	December 24, 2014 January 2, 2015 February 26, 2016

Accelerated Return Notes® Linked to the WisdomTree Japan Hedged Equity Index

▪  Maturity of approximately 14 months

▪     3-to-1 upside exposure to increases in the Index, subject to a capped return of 13.71%

▪     1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk

▪     All payments occur at maturity and are subject to the credit risk of Credit Suisse AG

▪     No periodic interest payments

▪     Limited secondary market liquidity, with no exchange listing

▪     The notes are senior unsecured debt securities and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction

The notes are being issued by Credit Suisse AG (“Credit Suisse”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES ARN-2.

The initial estimated value of the notes as of the pricing date is $9.77 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________

	Per Unit	Total
Public offering price	$ 10.00	$ 3,139,020.00
Underwriting discount	$ 0.20	$ 62,780.40
Proceeds, before expenses, to Credit Suisse	$ 9.80	$ 3,076,239.60

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
December 24, 2014

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

Summary

The Accelerated Return Notes® Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction and are not secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Credit Suisse. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the WisdomTree Japan Hedged Equity Index (the “Index”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Index. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on the rate we are currently paying to borrow funds through the issuance of market-linked notes (our “internal funding rate”) and the economic terms of certain related hedging arrangements. Our internal funding rate for market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit rate”). This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. These costs will be effectively borne by you as an investor in the notes, and will be retained by us and MLPF&S or any of our respective affiliates in connection with our structuring and offering of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This estimated value was determined based on our valuation of the theoretical components of the notes in accordance with our pricing models. These include a theoretical bond component valued using our internal funding rate, and theoretical individual option components valued using mid-market pricing. You will not have any interest in, or rights to, the theoretical components we used to determine the estimated value of the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes		Redemption Amount Determination
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London Branch.	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The WisdomTree Japan Hedged Equity Index (Bloomberg symbol: “WTIDJH”)
Starting Value:	145.9459
Ending Value:
The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the maturity valuation period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES ARN-2.

Participation Rate:	300%
Capped Value:	$11.371 per unit, which represents a return of 13.71% over the principal amount.
Maturity Valuation Period:	February 17, 2016, February 18, 2016, February 19, 2016, February 22, 2016 and February 23, 2016
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-12.
Joint Calculation Agents:	Credit Suisse International and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES ARN-2 dated February 27, 2014:
http://www.sec.gov/Archives/edgar/data/1053092/000095010314001389/dp44376_424b2-arn2.htm

▪	Prospectus supplement and prospectus dated March 23, 2012:
http://www.sec.gov/Archives/edgar/data/1053092/000104746912003186/a2208088z424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Credit Suisse.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪    You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪    You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪    You accept that the return on the notes, if any, will be capped.

▪    You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪    You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪    You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪    You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪    You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪    You seek principal protection or preservation of capital.

▪    You seek an uncapped return on your investment.

▪    You seek interest payments or other current income on your investment.

▪    You want to receive dividends or other distributions paid on the stocks included in the Index.

▪    You seek an investment for which there will be a liquid secondary market.

▪    You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

Hypothetical Payout Profile

Accelerated Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.371. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index.

This graph has been prepared for purposes of illustration only. See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value and term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300% and the Capped Value of $11.371 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.000		-100.00%
50.00		-50.00%	$5.000		-50.00%
80.00		-20.00%	$8.000		-20.00%
90.00		-10.00%	$9.000		-10.00%
94.00		-6.00%	$9.400		-6.00%
97.00		-3.00%	$9.700		-3.00%
100.00	(1)	0.00%	$10.000		0.00%
102.00		2.00%	$10.600		6.00%
103.00		3.00%	$10.900		9.00%
105.00		5.00%	$11.371	(2)	13.71%
110.00		10.00%	$11.371		13.71%
120.00		20.00%	$11.371		13.71%
130.00		30.00%	$11.371		13.71%
140.00		40.00%	$11.371		13.71%
150.00		50.00%	$11.371		13.71%
160.00		60.00%	$11.371		13.71%

(1)
The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 145.9459, which was the closing level of the Market Measure on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual levels of the Market Measure, see “The Index” section below. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-4

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	102.00
= $10.60 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.371 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES ARN-2 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

▪
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our proprietary pricing models. These pricing models consider certain factors, such as our internal funding rate on the pricing date, interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect. Because our pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

▪
Our internal funding rate for market-linked notes is typically lower than our secondary market credit rates, as further described in “Structuring the Notes” on page TS-12. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be greater than if we had used our secondary market credit rates in valuing the notes.

▪
The public offering price you pay for the notes exceeds the initial estimated value. This is due to, among other transaction costs, the inclusion in the public offering price of the underwriting discount and the hedging related charge, as further described in “Structuring the Notes” on page TS-12.

▪
Assuming no change in market conditions or other relevant factors after the pricing date, the market value of your notes may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the inclusion in the public offering price of the underwriting discount and the hedging related charge and the internal funding rate we used in pricing the notes, as further described in “Structuring the Notes” on page TS-12. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the level of the Index, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪
A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups. If you sell your notes to a dealer other than MLPF&S in a secondary market transaction, the dealer may impose its own discount or commission. MLPF&S has also advised us that, at its discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. That higher price reflects costs that were included in the public offering price of the notes, and that higher price may also be initially used for account statements or otherwise. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪
You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Accelerated Return Notes®	TS-6

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

▪
While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Consequences” beginning on page PS-26 of product supplement EQUITY INDICES ARN-2.

Additional Risk Factors

The hedging strategy employed by the Index may not fully compensate for movements in the exchange rate between the U.S. dollar and the Japanese yen.

As described in more detail in the “The Index” beginning on page TS-9 of this term sheet, the Index hedges against fluctuations in the relative value of the Japanese yen against the U.S. dollar by using a particular 1-month forward rate. If the U.S. dollar strengthens against the Japanese yen, the level of the Index will be adversely affected if the hedging strategy does not fully offset the effect of the U.S. dollar strengthening against the Japanese yen. In such a scenario, the market value of the notes and their return may be reduced.

The notes are subject to currency hedge risk. The Index provides exposure to Japanese equity markets, and also seeks to minimize exposure to fluctuations of the exchange rate between the Japanese yen and the U.S. dollar. While the Index is designed and intended to have higher returns when the U.S. dollar strengthens relative to the Japanese yen as compared to a similar unhedged investment, various factors relating to trading in international currencies may prevent the Index from fully reducing exposure to the risk of the U.S. dollar strengthening relative to the Japanese yen, which may adversely impact the market value of the notes and their return. The Index is also designed and intended to have lower returns when the U.S. dollar is weakening relative to the Japanese yen as compared to a similar unhedged investment. As a result, the weakening of the U.S. dollar relative to the Japanese yen will likely have less of a positive impact on the market value of the notes and their return (as compared to returns of a similar unhedged investment).

Other Terms of the Notes

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY INDICES ARN-2.

Market Measure Business Day

A “Market Measure Business Day” means a day on which:

(A) the Tokyo Stock Exchange (or any successor) is open for trading; and

(B) the Index or any successor thereto is calculated and published.

Accelerated Return Notes®	TS-7

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

The Index

All disclosures in this term sheet regarding the Index have been derived from publicly available sources, which we have not independently verified. The information summarizes the current index methodology as published by WisdomTree Investments, Inc. (“WTI,” or the “Index sponsor”) and may be changed by WTI at any time. Additional information on the Index is available at the following website: www.wisdomtree.com. No information on that website is deemed to be included or incorporated by reference in this term sheet.

The Index is a stock index calculated, published and disseminated by WTI. The Index is designed to provide exposure to a segment of the Japanese equity markets while at the same time attempting to mitigate exposure to fluctuations of the Japanese yen relative to the U.S. dollar. The Index consists of dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange that derive less than 80% of their revenue from sources in Japan. By excluding companies that derive 80% or more of their revenue from Japan, the Index is concentrated on dividend-paying companies with a more significant non-Japan revenue base. The companies included in the Index typically have greater exposure to the value of global currencies and, in many cases, their business prospects historically have improved when the value of the Japanese yen has declined and have weakened when the value of the Japanese yen has increased.

The Index is a currency hedged version of the WisdomTree Japan Dividend Index (the “WJD Index”). The selection and weighting methodology for the Index is identical to the selection and weighting methodology used for the WJD Index.

Selection Criteria

To be eligible for inclusion in the Index, component companies must meet the following eligibility requirements established by WTI:

•	payment of at least $5 million in cash dividends on common shares in the annual cycle prior to the annual rebalance of the Index;
•	market capitalization of at least $100 million as of the rebalance of the Index;
•	average daily dollar volume of at least $100,000 for the three months preceding the rebalance of the Index; and
•	trading of at least 250,000 shares per month for each of the six months preceding the rebalance of the Index.

Common stocks, REITs, tracking stocks and holding companies are eligible for inclusion. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds and derivative securities such as warrants and rights are not eligible.

Companies are weighted in the Index based on annual cash dividends paid. At the time of the annual rebalance of the Index, the maximum weight of any single security in the Index is capped at 5%, and the maximum weight of any one sector in the Index is capped at 25%. In response to market conditions, security and sector weights may fluctuate above the specified cap between annual rebalance of the Index dates. WTI, as Index provider, currently uses Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to define companies in each sector. The following sectors are included in the Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities. A sector is comprised of multiple industries. For example, the energy sector is comprised of companies in, among others, the natural gas, oil and petroleum industries.

Index Calculation

The Index is a currency hedged version of the WJD Index. The Index values of the WJD Index are calculated by aggregating the sum of the product of the number of stocks in the Index for a component company, the price of that stock and the exchange rate of the Japanese yen against the U.S. dollar. This value is then adjusted by a divisor. By adjusting the divisor, the index value retains its continuity before and after changes in the market capitalization of the Index due to changes in composition, weighting or corporate actions.

The WJD Index is calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent computations of the WJD Index until trading resumes. If trading is suspended before the opening, the adjusted closing price of the stock from the previous day is used to calculate the WJD Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the computation of the WJD Index.

The Index is designed to approximate the investable return available to U.S. based investors, while attempting to mitigate currency fluctuations as a source of the international index return.

The Index is calculated on a daily basis, and it uses a WM/Reuters 1-month forward rate to mitigate the effects of currency fluctuations. The precise calculation for the daily hedged currency index is as follows:

Accelerated Return Notes®	TS-8

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

Where:

•	Forward Rate = WM/Reuters 1-month forward rate in Japanese yen per U.S. dollar
•	Spot Rate = Spot Rate in Japanese yen per U.S. dollar
•	For each month m, there are d= 1, 2, 3, …D calendar days so “md” is day d for month m and “m0” is the last day of month m-1.
•	D = total number of days in month m

Weighting

The Index is a modified capitalization-weighted index that employs a weighting formula to magnify the effect that dividends play in its total return. The initial weight of a component in the Index at the annual reconstitution is derived by multiplying the U.S. dollar value of the annual dividend per share of the company by the number of common shares outstanding for that company (the “Cash Dividend Factor”). Special dividends are not included in the computation of weights of the Index. The Cash Dividend Factor is calculated for every component in the Index and then summed. The weight of each component, at the International Weighting Date (as defined below), is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The International Weighting Date is the date on which component weights are set, and it occurs immediately after the close of trading on the third Wednesday of June. New component weights take effect before the opening of trading on the first Monday following the third Friday of June (the “International Reconstitution Date”).

The weighting of the Index will be modified in the event of the following weighting modification events:

(i)
The maximum weight of any individual component security is capped at 5% on the annual rebalance, prior to the introduction of sector caps. The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

(ii)
Where the collective weight of the component securities of the Index whose individual current weights are greater than or equal to 5.0% of the Index is greater than or equal to 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter. All other components in the Index will also be rebalanced to reflect their relative weights before the adjustment.

(iii)	Where a sector achieves a weight that is greater than or equal to 25% of the Index, the weight of its companies will be proportionally reduced to 25% as of the annual screening date.

Dividend Treatment

Normal dividend payments are reinvested and accounted for in the calculation of the index value of the Index. However, special dividends that are not reinvested in the Index require index divisor adjustments.

Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in the Index, provided that dividends are paid on that share of stock. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

Maintenance of the Index

Index maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spin-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the number of stocks of that constituent and its stock price. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividends per share between reconstitutions, do not require these changes. Other corporate actions, such as special dividends and entitlements, may require index divisor adjustments. Any corporate action, whether it requires index divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of the corporate action. Whenever possible, changes to the components of the Index, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

Component Changes

•	Additions. Additions are made at the annual reconstitution according to the inclusion criteria defined above. No additions are made between annual reconstitutions.

Accelerated Return Notes®	TS-9

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

•	Deletions. Shares of the following companies are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index:

o	component companies that re-incorporate outside Japan;
o	component companies that cancel their dividend payments;
o	component companies that file for bankruptcy; and
o	component companies that are de-listed or acquired by a company outside of the Index.

Companies being acquired will be deleted from the Index immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.

Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

Spin-Offs and Initial Public Offerings

If a company is spun-off from an existing component company and pays a regular cash dividend, it is not allowed into the Index until the next annual reconstitution, provided it meets all other inclusion requirements. If the spin-off shares of publicly traded companies are included with their parent company in the Index, the weights of the parent company and remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an initial public offering and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Index.

Index Divisor Adjustments

Changes in the market capitalization of the Index due to changes in composition, weighting or corporate actions result in a divisor change to maintain the continuity of the Index. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described in this section, or combinations of different types of corporate events and other exceptional cases, WTI reserves the right to determine the appropriate implementation method.

Accelerated Return Notes®	TS-10

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

The following graph shows the monthly historical performance of the Index in the period from February 2010 through November 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 145.9459.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

License Agreement

“WisdomTree®” is a registered trademark of WisdomTree Investments, Inc., and WisdomTree Investments, Inc. has patent applications pending on the methodology and operation of its Indexes. The notes are not sponsored, endorsed, sold or promoted by WisdomTree Investments, Inc. or its affiliates (“WisdomTree”). WisdomTree makes no representation or warranty, express or implied, regarding the advisability, legality (including the accuracy or adequacy of descriptions and disclosures relating to, the notes or suitability of investing in or purchasing securities or other financial instruments or products generally, or of the notes in particular, or regarding use of the Index or any data included therein. WisdomTree has only licensed certain rights to Credit Suisse to use the Index, which is determined, composed and calculated by WisdomTree and/or other third parties without regard to Credit Suisse, the notes, or investors and neither Credit Suisse nor any investor enters into any relationship of any kind whatsoever with WisdomTree in relation to the notes. WISDOMTREE SHALL HAVE NO LIABILITY IN ANY WAY IN RESPECT OF THE NOTES, INCLUDING, WITHOUT LIMITATION, FOR THE ISSUANCE, ADMINISTRATION, PERFORMANCE, MARKETING OR DISTRIBUTION OF THE NOTES OR THE FAILURE OF THE NOTES TO ACHIEVE THEIR INVESTMENT OBJECTIVE. WISDOMTREE SHALL NOT BE LIABLE IN ANY WAY IN RESPECT OF THE ACCURACY, QUALITY, COMPLETENESS, RELIABILITY, SEQUENCE, TIMELINESS OR OTHERWISE OF THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL WISDOMTREE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, CONSEQUENTIAL DAMAGES, OR LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Accelerated Return Notes®	TS-11

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S has advised us as follows: They or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has informed us that at MLPF&S’s discretion and for your benefit, assuming no changes in market conditions from the pricing date, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

MLPF&S has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Credit Suisse or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, the internal funding rate we use in pricing market-linked notes is typically lower than a rate reflecting the yield on our conventional debt securities of similar maturity in the secondary market. Because we use our internal funding rate to determine the value of the theoretical bond component, if on the pricing date our internal funding rate is lower than our secondary market credit rates, the initial estimated value of the notes will be higher than if the initial estimated value was based our secondary market credit rates.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Supplemental Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES ARN-2.

Accelerated Return Notes®	TS-12

Accelerated Return Notes®
Linked to the WisdomTree Japan Hedged Equity Index, due February 26, 2016

Material U.S. Federal Income Tax Considerations

The following discussion is a brief summary of material U.S. federal income tax consequences relating to an investment in the notes. The following summary is not complete and is qualified and supplemented by, or in some cases supplements, the discussion under the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page PS-26 of product supplement EQUITY INDICES ARN-2, which you should carefully review prior to investing in the notes.

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of the notes or securities with terms that are substantially the same as those of the notes. Thus, the characterization of the notes is not certain. In the absence of an administrative or judicial ruling to the contrary and pursuant to the terms of the notes, you agree with us to treat the notes, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the Market Measure, that are eligible for open transaction treatment. The balance of this discussion assumes that the notes will be treated as prepaid financial contracts. You should be aware that such characterization of the notes is not certain, nor is it binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described below or in the accompanying product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes.

If the notes are treated as prepaid financial contracts, a U.S. Holder (as defined in the accompanying product supplement) should generally recognize gain or loss upon the sale, exchange or maturity of its notes in an amount equal to the difference between the amount realized at such time and the U.S. Holder’s tax basis in its notes (generally the amount paid for the notes). Such gain or loss generally should be long-term capital gain or loss if the notes have been held for more than one year. For notes with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Notes Held Through Foreign Entities

Pursuant to recently finalized regulations and IRS Notice 2013-43, and subject to certain exceptions, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than certain gross proceeds) made after June 30, 2014 (other than certain payments made with respect to a “preexisting obligation,” as defined in the regulations); (ii) payments of certain gross proceeds with respect to a sale or disposition occurring after December 31, 2016; and (iii) foreign passthru payments made after the later of December 31, 2016, or the date that final regulations defining the term “foreign passthru payment” are published.

Substitute Dividend and Dividend Equivalent Payments

In Notice 2014-14, the IRS stated that it intends to limit specified ELIs, as defined in the proposed regulations under Code section 871(m), to ELIs issued on or after 90 days after the date the proposed regulations are finalized.

Proposed Legislation on Certain Financial Transactions

On February 26, 2014, the Chairman of the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If enacted as proposed, the effect of that legislation generally would be to require instruments such as the notes acquired after December 31, 2014, or any notes held after December 31, 2019, to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions. You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-13